Exhibit A-4

CAPITAL STRUCTURE OF PACIFICORP GROUP COMPANIES

AT March 31, 2003

PACIFICORP

CONSOLIDATED

	($) In millions	(%) of total capitalization
Short-term Debt (1)	$161.7	2%
Long-term Debt	3,417.6	47%
Preferred Stock	108.0	2%
Preferred securities of Trusts	341.8	5%
Minority Interest	18.0	—
Common Stock Equity	3,198.0	44%
Total	$7,245.1	100%

Notes:

The above table excludes all current accounts (both payables and receivables) relating to trading, interest and dividends

(1) Includes long-term debt currently maturing.